UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to
Section 15(D) of the Securities Exchange Act of 1934

X	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2018
OR

Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File No. 1-01342

A.	Full title of the Plan and the address of the plan, if different from that of the issuer named below:
CP 401(k) SAVINGS PLAN
120 South Sixth Street, Suite 1000
Minneapolis, Minnesota
55402 United States

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:
Canadian Pacific Railway Limited
7550 Ogden Dale Road S.E.
Calgary, Alberta T2C 4X9

CP 401(k) SAVINGS PLAN
Employer ID No.: 41-6009079
Plan Number: 0002
Financial Statements as of and for the Years Ended
December 31, 2018 and 2017, Supplemental Schedules
as of and for the year ended December 31, 2018, and
Report of Independent Registered Public Accounting Firm

CP 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page Number

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	11

Form 5500, Schedule H, Part IV, Question 4a—Schedule of Delinquent Participant Contributions	12

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES	13

EXHIBIT	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
CP 401(k) Savings Plan
Minneapolis, MN 55402

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of CP 401(k) Savings Plan (the "Plan") as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedules
The supplemental schedule of assets (held at end of year) as of December 31, 2018 and schedule of delinquent participant contributions for the year ended December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
June 25, 2019

We have served as the auditor of the Plan since 2011.

CP 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS:
Investments (Note 3)—participant directed
Mutual funds	$105,462,911	$114,115,594
Equity—Canadian Pacific Railway Ltd. stock	1,161,812	943,042
Wells Fargo Blackrock S&P 500 index fund	21,392,085	22,990,022
Common/collective trust (Note 4)	21,421,603	20,456,117
Total investments	149,438,411	158,504,775

Notes receivable from participants	3,737,537	3,149,171
Total assets	153,175,948	161,653,946

LIABILITIES:
Cash overdraft	727	29
Total liabilities	727	29

NET ASSETS AVAILABLE FOR BENEFITS	$153,175,221	$161,653,917
The accompanying notes are an integral part of these financial statements.

CP 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
INVESTMENT INCOME:
Net (depreciation) appreciation in fair value of investments	$(10,148,889)	$22,238,464
Interest and dividends	1,745,505	1,496,530
Other income	64,016	32,731
Investment (loss) income before investment-related expenses	(8,339,368)	23,767,725
Less: investment-related expenses	(378,300)	(355,409)
Net investment (loss) income	(8,717,668)	23,412,316
CONTRIBUTIONS:
Participant	10,407,681	9,841,589
Employer	1,952,384	1,771,628
Total contributions	12,360,065	11,613,217
DEDUCTIONS:
Benefits paid to participants	(12,121,093)	(12,991,811)

NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(8,478,696)	22,033,722
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	161,653,917	139,620,195
End of year	$153,175,221	$161,653,917
The accompanying notes are an integral part of these financial statements.

CP 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

1.     SUMMARY DESCRIPTION OF THE PLAN
The following description of the CP 401(k) Savings Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.
General - The Plan is defined as a contribution savings plan covering all eligible employees of Soo Line Railroad Company, Delaware and Hudson Railway Company, Inc., and Dakota, Minnesota and Eastern Railroad Corporation ("DM&E") (the “Companies”). The Plan Investment Committee controls and manages the administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and the Internal Revenue Code (the “Code”), as amended. Wells Fargo Bank, N.A. (the “Trustee”) is the trustee and record-keeper of the Plan.
Eligibility - Qualified employees may participate in the Plan if they have reached the age of 18 and have completed 30 days of service with the Companies.
Contributions - Allowed pretax participant contributions to the Plan were in a range of 1% to 50% of their compensation as an elective deferral savings contribution under Section 401(k) of the Code. Participants may change their contribution percentage every pay period. Transportation Communications International Union participants who accumulate a balance of 120 hours of sick pay as of December 31 of each year may elect to convert a certain portion of these sick days into additional contributions to the Plan. The maximum sick leave that a participant has the option to convert into a sick leave pay deposit to the Plan is 80 hours per year. The value of the sick leave pay deposit is calculated using the hours elected by the participant, multiplied by a base pay amount, which is adjusted for cost of living as provided by the Plan document. These deposits are then included as employee contributions. The maximum allowable contribution percentage limitation at the Companies’ discretion was 50% but is limited to the maximum allowable deductible for federal income tax purposes of $18,500 in 2018 (2017 - $18,000).
The Plan provides for an employer matching contribution of 50% of the first 6% of eligible compensation that the participant contributes. Participating union are eligible to receive matching contributions only if their collective bargaining agreement so provides. No employee is eligible for an employer matching contribution on their catch-up contributions. Participants who have attained age 50 before or at the end of the Plan year are eligible to make catch-up contributions of $6,000 in 2018 (2017- $6,000). The Plan allows for participant rollovers from other qualified plans. Participant rollover contributions totaled $259,012 for the year ended December 31, 2018 (2017- $758,655). Contributions in excess of Code limitations are returned to participants when determined. There were no excess contributions at December 31, 2018 and 2017.
Participant Accounts - Participants may direct their contributions and existing account balances to one or a combination of the investment options available. Investment options may be changed daily. Each participant’s account is credited with the participant’s contributions, related matching contributions (if applicable), and an allocation of Plan earnings from the participant’s respective elected investment fund options. Participant accounts are also charged with withdrawals and an allocation of plan losses and administrative expenses that are paid by the plan. Earnings of each investment fund are allocated daily based on the participant’s account balances, as defined in the Plan document. Matching contributions are allocated the same as the participant contributions as elected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Vesting - Participants are immediately vested in the value of their voluntary contributions, and rollover contributions, if any. Non-union employees are immediately vested in their employer matching contributions, plus earnings and losees thereon. DM&E unionized employees are the only unionized employees eligible for matching contributions. The vesting schedule for the matching contribution of DM&E union participants is as follows:

Years of Vesting Service	Vested Percentage
Less than One	—%
One but less than Two	33%
Two but less than Three	66%
Three or more	100%

Forfeited Accounts - Forfeitures of the nonvested account balances result from participants (except for non-unionized employees) who withdraw from the Plan before becoming fully vested in the matching contributions and earnings and losses thereon. At the discretion of the Companies, forfeited nonvested accounts may be used to pay reasonable administrative expenses of the Plan; applied to reinstate the participant’s account if the participant resumes employment at the Companies; credited against the Companies’ contributions; used to make any corrective contributions; or allocated among the accounts of the active participants. Unused forfeited accounts balance as of December 31, 2018 was $51,933 (2017 - $44,876). For the year ended December 31, 2018, the amounts used from forfeited nonvested accounts to reduce the employer contributions and pay administrative expenses was $8,007.
Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of the participant’s account. Loan maturities are five years or less, unless the loan qualifies as a home loan, in which case maturities may not exceed 10 years. Loans are repaid ratably over the repayment period through payroll deductions. The interest rate on participant loans is expected to be 2% over the prime lending rate at the time of origination. Interest rates on outstanding loans as of December 31, 2018 ranged from 4.25% to 7.50% (2017 - 4.25% to 6.50%), with loan maturities at various dates through 2028 (2017 - through 2027). Participant loans are collateralized by the underlying participant account balance.
Payment of Benefits - Interests are distributed to participants or beneficiaries upon death, disability, retirement, or termination of employment. Participants may elect to withdraw interests subject to certain limitations. Benefit distributions under the Plan are made in either a lump-sum payment of the participant’s account balance, a series of annual or more frequent installments, or a combination thereof, at the discretion of the participant.
Plan Termination - Although the Companies have not expressed any intent to do so, they have the right under the Plan to discontinue their contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated among the participants or beneficiaries in accordance with the Plan document.

2. SUMMARY OF SIGNIFICANT ACCCOUNTING POLICIES
The following is a summary of significant accounting policies, which are in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).
Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting in conformity with U.S. GAAP.
Investment Valuation and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. In accordance with Internal Revenue Service ("IRS") rules, participant loan defaults by participants who are not eligible to receive actual distributions from the Plan, such as participants who are active employees, are treated as “deemed” distributions under the Plan. In these circumstances, although the outstanding loan balance is reported as taxable income to the participants, the loan balance remains on the participants’ Plan accounts until the participants are eligible to receive a distribution from the Plan. Defaulted participant loans of participants who are eligible to receive distributions from the Plan are reclassified as distributions and offset from their Plan account balances.
Benefit Distributions - Benefit distributions are recorded when paid. The total amount allocated to the accounts of participants who elected to withdraw from the Plan but have not yet been paid was $7,875 at December 31, 2018 (2017 - $17,815).
Excess Contribution Payable - Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction of contributions. Excess contributions are distributed to the applicable participants in the subsequent plan years. For the years ended December 31, 2018 and 2017, there were no excess contributions.
Investment-Related Expenses - Investment-related expenses are paid out of Plan assets. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments. The Companies pay administrative expenses of the Plan at their discretion. There were no unpaid investment-related expenses for the years ended December 31, 2018 or 2017.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. The Plan's management regularly reviews its estimates, including those related to pensions and other benefits based upon currently available information. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan provides for investments that, in general, are exposed to various risks, such as interest rates, market conditions, and credit risk. Due to the level of risk associated with certain investment securities, and the inherent uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term will affect the amounts reported in the Plan’s financial statements.

3. FAIR VALUE MEASUREMENTS
FASB Accounting Standards Codification, Fair Value Measurements and Disclosures ("ASC 820"), provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:
Basis of Fair Value Measurement
Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Certain investments for which the practical expedient is used to measure fair value at net asset value ("NAV") are not classified in the fair value hierarchy. Instead, those investments are included as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017:
Common Stocks - Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds - Valued at the daily closing price as reported by the funds. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common/Collective Trust - The common/collective trust is a collective stable return fund sponsored by the Trustee. Investment in the trust fund is valued at the NAV as determined by the Trustee by using estimated fair value of the underlying assets owned by the common/collective trust as of December 31, 2018 and 2017. The NAV is used as a practical expedient for fair value. The NAV is based on the fair value of the underlying assets, which are traded in an active market, minus its liabilities then divided by the number of units outstanding. Generally, under ordinary market conditions, all common/collective trust positions provide daily market liquidity to Plan participants and the Plan (see Note 4). This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Wells Fargo Blackrock S&P Index Fund - The fund is a collective investment fund sponsored by the Trustee. Investment in the fund is limited to Qualified Retirement Plans and the fund is not publicly traded. The fund is not registered with the SEC, but is subject to oversight by the Office of the Comptroller of the Currency. The fund is valued by the Trustee on a daily basis each business day using the end of day market value of all securities held in the fund and the total number of outstanding fund units. The individual holdings in the fund are publicly traded on major market exchanges and their end of day price and total shares held are used to determine the fund’s total market value. The fund’s NAV is equal to the total end of day market value of the fund divided by the number of outstanding fund units. Plan participants, or other authorized party may instruct Wells Fargo in writing to redeem some or all Units. Units will be redeemed at the unit value next determined following receipt by Wells Fargo of written redemption instructions. Redemption proceeds will generally be paid to the account within one business day after receipt of the redemption request and in all cases within six business days after such receipt.
Transfers between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
The Plan’s management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2018 and 2017, there were no transfers between levels.
The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2018 and 2017. As required by ASC 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of December 31, 2018 and 2017, there were no assets classified as Level 2 or Level 3 valued investments.

Investments	As of December 31,
	2018	2017
Level 1 - Unadjusted quoted prices in active markets for identical assets:
Mutual funds	$105,462,911	$114,115,594
Equity—Canadian Pacific Railway Ltd. stock	1,161,812	943,042
	$106,624,723	$115,058,636
Investments measured at NAV:
Common/collective trust	21,421,603	20,456,117
Wells Fargo Blackrock S&P 500 index fund	21,392,085	22,990,022
Total investments	$149,438,411	$158,504,775

4. WELLS FARGO COLLECTIVE STABLE RETURN FUND
The Plan invests in investment contracts through the Wells Fargo Collective Stable Return Fund (“WFSR Fund”), one of the investment options available under the Plan. The WFSR Fund invests in guaranteed investment contracts and synthetic investment contracts which are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Notwithstanding a 12-month replacement notification requirement on the WFSR Fund, the WFSR Fund does not have limiting terms or restrictions on redemption. The WFSR Fund is not subject to future unfunded commitments at December 31, 2018 and 2017.
As stated in Note 3, the WFSR Fund is measured at NAV in the Statements of Net Assets Available for Benefits. The average yield on the WFSR Fund was approximately 3.1% in 2018 (2017 - 2.4%). This represents the annualized earnings of all investments in the WFSR Fund, divided by the NAV of all investments in the WFSR Fund. The crediting interest rate on the WFSR Fund was approximately 2.4% in 2018 (2017 - 2.1%). This represents the annualized earnings credited to participants in the WFSR Fund, divided by the NAV of all investments in the WFSR Fund.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Code; (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (3) any substantive modification of the WFSR

Fund or the administration of the WFSR Fund that is not consented to by the issuer; (4) any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the WFSR Fund’s cash flow; (5) any communication given to participants by the Plan’s management or the Trustee that is designed to induce or influence participants to avoid investing in the WFSR Fund or to transfer assets out of the WFSR Fund; and (6) any transfer of assets from the WFSR Fund directly to a competing investment option. The occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is not considered probable.
The credit rating assigned to Wells Fargo by Standard & Poor’s is currently A+. There are no reserves against the fair value for credit risk of the issuer or otherwise. The crediting interest rate is based upon a formula agreed upon with the issuer, but will not be less than 0%. Such crediting rates are assessed on a quarterly basis.

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Trustee is authorized under contract provisions, and by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control. Certain Plan investments, including shares of mutual funds and units of common/collective trusts, which are managed by the Trustee as defined by the Plan, qualify as exempt party-in-interest transactions. Fees paid for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2018 and 2017, the Plan, which is sponsored by Soo Line Railraod Company, a wholly owned subsidiary of Canadian Pacific Railway Limited (the "Company"), held 6,541 and 5,160 shares, respectively, of common stock of the Company. During the year ended December 31, 2018, the Plan recorded dividend income of $9,673 (2017 - $6,075).

6. NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Companies’ remitted certain participant contributions and loan repayments to the Trustee later than required by the Department of Labor (“DOL”) Regulation 2510.3-102 for the years ended December 31, 2018 and 2017. Participant accounts have been credited with the amount of investment income that would have been earned had the participant contributions and loan repayments been remitted on a timely basis as required by the DOL guidelines. In addition, the Companies filed a Form 5330 with the IRS and paid the required Excise tax on the transactions.

7. INCOME TAX STATUS
The Plan constitutes a qualified trust under Section 401(a) of the IRC Code and is, therefore, exempt from federal income taxes under provisions of Section 501(a). The Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
During the years ended December 31, 2018 and 2017, the Companies discovered certain late benefit contributions that would affect the tax qualified status of the Plan and its related trust. In order to prevent the Plan from losing its qualified status, the Companies are in the process of taking the necessary corrective actions in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System (EPCRS).
U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of any tax periods in progress. The Plan’s management believes it is no longer subject to income tax examinations for years prior to 2013.

8. RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2018	2017
Net assets available for benefits per the financial statements	$153,175,221	$161,653,917
Deemed distributions of participant loans	(77,709)	(61,733)
Net assets per the Form 5500	$153,097,512	$161,592,184

The following is a reconciliation of total net decreases in net assets available for benefits per the financial statements to total net income per the Form 5500:

Year Ended December 31, 2018
Total net decrease in net assets available for benefits per the financial statements	$(8,478,696)
Adjustment for deemed distributions of participant loans	(15,976)
Total net decrease per the Form 5500	$(8,494,672)

The following is a reconciliation of net (depreciation) appreciation in fair value of investments per the financial statements to Form 5500:

Year Ended December 31, 2018
Net depreciation in fair value of investments per the financial statements	$(10,148,889)
Add: Revenue sharing and other income (1)	66,063
Net depreciation in fair value of investments per the Form 5500	$(10,082,826)

The following is a reconciliation of employer contributions per the financial statements to the Form 5500:

Year Ended December 31, 2018
Employer contributions per the financial statements	$1,952,384
Deduct: Forfeitures applied against employer contributions (1)	(1,991)
Employer contributions per the Form 5500	$1,950,393
The following is a reconciliation of other income per the financial statements to the Form 5500:

Year Ended December 31, 2018
Other income per the financial statements	$64,016
Deduct: Revenue sharing and other income (1)	(66,063)
Add: Forfeitures applied against employer contributions (1)	1,991
Other income per the Form 5500	$(56)
(1) Revenue sharing and other income and forfeitures applied against employer contributions are presented within "Other income" on the statement of changes in net assets available for benefits.

SUPPLEMENTAL SCHEDULES
CP 401(k) SAVINGS PLAN
Employer ID No.: 41-6009079
Plan Number: 0002

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2018

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
	Dodge and Cox Stock Fund	Mutual fund		$9,677,364
	American Funds EuroPacific Growth Fund	Mutual fund		2,963,181
	Oppenheimer International Growth Fund	Mutual fund		7,294,541
	Vanguard Mid Cap Index Fund	Mutual fund		1,069,219
	Vanguard Small Cap Index Fund	Mutual fund		995,832
	Vanguard Total International ST Index	Mutual fund		872,851
	JP Morgan Small-Cap Equity Fund	Mutual fund		14,405,535
	JP Morgan Large-Cap Equity Fund	Mutual fund		20,317,256
	Baird Aggregate Bond Fund	Mutual fund		7,999,931
	BlackRock LifePath Index Retirement Fund	Mutual fund		2,002,800
	BlackRock LifePath Index 2020 Fund	Mutual fund		3,898,083
	BlackRock LifePath Index 2025 Fund	Mutual fund		4,946,310
	BlackRock LifePath Index 2030 Fund	Mutual fund		3,851,876
	BlackRock LifePath Index 2035 Fund	Mutual fund		3,837,440
	BlackRock LifePath Index 2040 Fund	Mutual fund		4,081,019
	BlackRock LifePath Index 2045 Fund	Mutual fund		4,130,075
	BlackRock LifePath Index 2050 Fund	Mutual fund		3,937,556
	BlackRock LifePath Index 2055 Fund	Mutual fund		2,479,842
	BlackRock LifePath Index 2060 Fund	Mutual fund		534,441
	MassMutual Select Mid Cap Growth Fund	Mutual fund		250,768
*	Wells Fargo Special Mid Cap Value Fund	Mutual fund		5,916,991
*	Wells Fargo Collective Stable Return Fund N	Common/collective trust		21,421,603
*	Wells Fargo Blackrock S&P Index Fund	Index fund		21,392,085
*	Canadian Pacific Ltd. stock	Equity		1,161,812
*	Notes receivable from participants	Notes receivable from participants, maturing through 2028, interest rates ranging from 4.25% to 7.50%		3,737,537
	TOTAL INVESTMENTS			$153,175,948

*	Denotes a party-in-interest.
**	Cost information has been excluded, as it is not required for participant-directed investments.

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

		Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected
Participant Contributions Transferred Late to the Plan		Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	under VFCP and PTE 2002-51
Check here if late participant loan contributions are included	X	$—	$20,073	$—	$—

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CP 401(k) SAVINGS PLAN

Date: June 25, 2019	/s/ Blain MacIsaac
Blain MacIsaac
Director North American Pension Services Soo Line Railroad Company, its administrator

/s/ John Ladenthin
John Ladenthin
Vice President, Finance Soo Line Railroad Company, its administrator

EXHIBIT INDEX

Exhibit	Description of Exhibit

23.1	Consent of Deloitte & Touche LLP